Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

(In thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, and for the six months ended June 30, 2015. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) loss from continuing operations before income taxes, and (ii) fixed charges. For purposes of computing these ratios, “earnings” consist of income before taxes and one-third of rents (deemed by Seattle Genetics, Inc. to be representative of the interest factor inherent in rents). “Fixed charges” consist of one-third of rents.

	2010	2011	2012	2013	2014	Six months ended June 30, 2015
Loss from continuing operations before income taxes	$(66,265)	$(152,030)	$(53,782)	$(62,520)	$(76,141)	$(69,192)

Plus: Fixed charges	903	1,141	1,185	1,116	1,190	679

Earnings, as adjusted	$(65,362)	$(150,889)	$(52,597)	$(61,404)	$(74,951)	$(68,513)

Fixed charges	903	1,141	1,185	1,116	1,190	679

Total fixed charges	$903	$1,141	$1,185	$1,116	$1,190	$679

Ratio of earnings to fixed charges	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(66,265)	$(152,030)	$(53,782)	$(62,520)	$(76,141)	$(69,192)

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(66,265)	$(152,030)	$(53,782)	$(62,520)	$(76,141)	$(69,192)